FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraphs 3.63 to 3.74 of the Listings
Requirements of JSE Limited ("the Listings Requirements") we
hereby advise that Mr. VP Pillay, a director of major
subsidiaries of Gold Fields Limited, has retained all of the
shares (Performance Vesting Restricted Shares ("PVRS")) which
have settled to him in terms of The Gold Fields Limited 2005
Share Plan, as amended.

Details of the transactions are set out below:

	VP Pillay
Nature of transaction	Off market acquisition of shares in terms of the above scheme
Transaction Date	20 August 2010
Number of Shares	1,946
Class of Security	Ordinary shares
Deemed Price per Share	R103.30
Deemed Total Value	R201,021.80
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings Requirements the
necessary clearance to deal in the above securities has been
obtained.

20 August 2010
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 20 August 2010

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs